CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2022 FIRST QUARTER RESULTS
CALGARY, ALBERTA – MAY 5, 2022 – FOR IMMEDIATE RELEASE
Commenting on the Company's first quarter 2022 results, Tim McKay, President of Canadian Natural, stated "Our world class asset base is one of our key strengths, which is strategically balanced across commodity types so we can capture opportunities throughout the commodity price cycle. This drove total corporate quarterly production of approximately 1,280 MBOE/d in Q1/22, including record natural gas production of over 2.0 Bcf/d, an increase of approximately 0.4 Bcf/d from Q1/21 levels. Financially we delivered strong quarterly free cash flow of approximately $3.4 billion, after dividends of approximately $0.7 billion and net capital expenditures of approximately $0.8 billion, excluding acquisitions and strategic growth capital.
Our unique, diverse, long life low decline asset base with large, low risk, high value reserves is a differentiating factor that makes Canadian Natural a truly unique energy company. We have an industry leading WTI break-even in the mid-US$30s per barrel, which covers base maintenance capital requirements and dividend commitments and when combined with our top tier cost structure and effective and efficient operations we are resilient through the commodity price cycle while generating substantial returns in today's environment.
Canadian Natural is a leader on Environmental, Social and Governance ("ESG") and has made it a priority to work together in collaboration with industry peers, including the Pathways initiative. By working together, we have developed an actionable plan that can help us collectively be more effective and efficient from a time and cost perspective for Carbon Capture, Utilization and Storage ("CCUS") projects. We are taking positive steps forward in our efforts to help Canada achieve its climate and economic growth objectives."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "At Canadian Natural our culture of continuous improvement has created a sense of ownership and enables our teams to create significant value for our shareholders. Our effective and nimble capital allocation to our four pillars; returns to shareholders, balance sheet strength, resource value growth and opportunistic acquisitions continues to deliver robust financial results. In Q1/22 net earnings and adjusted funds flow were strong at approximately $3.1 billion and approximately $5.0 billion respectively, and our balance sheet continued to strengthen. So far in 2022 up to and including May 4, 2022, returns to shareholders have been significant as we have returned a total of approximately $3.1 billion through dividends and share repurchases. This includes the increase to our sustainable and growing quarterly dividend in March 2022 by 28% to $0.75 per share, up from $0.5875 per share, marking 2022 as the 22nd consecutive year of dividend increases. The increasing dividend demonstrates the confidence that the Board of Directors has in the Company’s world class assets and its ability to generate significant and sustainable free cash flow through the commodity price cycle.
In addition, the Company's Board of Directors has decided to further enhance the Company's free cash flow allocation policy by stating that when the Company's net debt reaches $8 billion, which the Board sees as a base level of corporate debt, the Company will allocate additional free cash flow as incremental returns to shareholders.
When you combine our leading financial results with our top tier asset base, this provides unique competitive advantages in terms of capital efficiencies, flexibility and sustainability, all of which drive material free cash flow generation and return of capital."

QUARTERLY HIGHLIGHTS

		Three Months Ended

($ millions, except per common share amounts)		Mar 31 2022	Dec 31 2021	Mar 31 2021
Net earnings		$3,101	$2,534	$1,377
Per common share	– basic	$2.66	$2.16	$1.16
	– diluted	$2.63	$2.14	$1.16
Adjusted net earnings from operations (1)		$3,376	$2,626	$1,219
Per common share	– basic (2)	$2.90	$2.24	$1.03
	– diluted (2)	$2.86	$2.21	$1.03
Cash flows from operating activities		$2,853	$4,712	$2,536
Adjusted funds flow (1)		$4,975	$4,338	$2,712
Per common share	– basic (2)	$4.27	$3.69	$2.29
	– diluted (2)	$4.21	$3.66	$2.28
Cash flows used in investing activities		$1,251	$1,615	$648
Net capital expenditures (1), excluding net acquisition costs and strategic growth capital (3)		$844	$837	$808
Net capital expenditures (1)		$1,455	$1,804	$808
Daily production, before royalties
Natural gas (MMcf/d)		2,006	1,857	1,598
Crude oil and NGLs (bbl/d)		945,809	1,004,425	979,352
Equivalent production (BOE/d) (4)		1,280,180	1,313,900	1,245,703
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
QUARTERLY HIGHLIGHTS
▪Canadian Natural delivered net earnings of approximately $3.1 billion and adjusted net earnings from operations of approximately $3.4 billion in Q1/22.
▪Cash flows from operating activities were approximately $2.9 billion in Q1/22.
▪Canadian Natural generated strong quarterly adjusted funds flow of approximately $5.0 billion in Q1/22, an increase of approximately $2.3 billion from Q1/21 levels.
▪The strength of the Company's asset base, supported by safe, effective and efficient operations generates significant free cash flow(1) over the long-term, making Canadian Natural’s business unique, robust and sustainable.
•Effective and efficient operations combined with our high quality, long life low decline asset base generated substantial quarterly free cash flow of approximately $3.4 billion after dividend payments of approximately $0.7 billion and net capital expenditures of approximately $0.8 billion (excluding net acquisitions and strategic growth capital as per the Company's free cash flow allocation policy).
•Direct returns to shareholders in Q1/22 were strong, totaling approximately $1.8 billion, comprised of approximately $0.7 billion of dividends and approximately $1.1 billion of share repurchases.

Canadian Natural Resources Limited	2	Three months ended March 31, 2022

◦Canadian Natural increased its sustainable and growing quarterly dividend in March 2022 by 28% to $0.75 per share, up from $0.5875 per share, marking 2022 as the 22nd consecutive year of dividend increases.
◦The Company repurchased a total of approximately 15.8 million common shares for cancellation at a weighted average price of $68.78 per share in Q1/22 for a total of approximately $1.1 billion.
◦In March 2022, the Board of Directors approved the renewal and increase of our Normal Course Issuer Bid ("NCIB") so that Canadian Natural can repurchase for cancellation up to 10% of the public float during the 12 month period commencing March 11, 2022 and ending March 10, 2023.
•Year-to-date up to and including May 4, 2022, the Company has returned approximately $3.1 billion to shareholders through approximately $1.6 billion in dividends and $1.5 billion from the repurchase and cancellation of 21.5 million common shares.
◦Subsequent to quarter end, the Company declared a quarterly dividend of $0.75 per share, payable on July 5, 2022.
▪During Q1/22, the Company continued to strengthen our financial position and flexibility.
•Repaid $1.0 billion of 3.31% medium-term notes.
•Repaid $0.5 billion of the $1.15 billion non-revolving term credit facility, reducing the outstanding balance to $0.65 billion.
•Amended the $1.0 billion non-revolving term credit facility to a $0.5 billion non-revolving facility and a $0.5 billion revolving facility; both maturing February 2023.
•Strengthened the balance sheet by reducing Q1/22 ending net debt to $13.8 billion.
•Undrawn revolving bank credit facilities totaling approximately $5.6 billion were available at March 31, 2022. Including cash and cash equivalents and short-term investments, the Company had significant liquidity(1) of approximately $6.1 billion.
▪Subsequent to quarter end on April 21, 2022, Moody's Investors Service ("Moody's") upgraded Canadian Natural's senior unsecured investment grade credit ratings to Baa1 from Baa2, with a stable rating outlook.
▪In Q1/22, the Company continued its focus on safe, effective and efficient operations, driving average quarterly production volumes of 1,280,180 BOE/d, an increase of 3% over Q1/21 levels.
•The Company delivered record average natural gas production of 2,006 MMcf/d in Q1/22, a significant increase of more than 400 MMcf/d or 26% over Q1/21 levels. The increase over Q1/21 primarily reflects strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
◦Corporate natural gas operating costs(2) averaged $1.31/Mcf in Q1/22, an increase of 3% over Q1/21 levels, primarily reflecting higher energy related costs.
•Quarterly liquids production averaged 945,809 bbl/d in Q1/22, a decrease of 3% from Q1/21 levels, primarily due to facility restrictions at the non-operated Scotford Upgrader ("Scotford") and the commencement of the planned turnaround, partially offset by strong light crude oil and NGL volumes.
◦Canadian Natural's North America E&P liquids production, including thermal in situ, averaged 484,280 bbl/d during Q1/22, comparable to Q1/21 levels.
–North America E&P liquids production, excluding thermal in situ, averaged 222,537 bbl/d in Q1/22, an increase of 5% over Q1/21 levels. The increase over Q1/21 levels primarily reflects strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
▪In Q1/22 the Company completed a number of strategic acquisitions in our core areas which will add long term value to our shareholders, two of which are highlighted below. These strategic premium assets enhance the Company’s long term growth opportunities, while not impacting share repurchases as per the Company's free cash flow policy.
•In the Jackfish and Kirby areas the Company acquired the remaining 50% working interest in the Pike lands. As a result the Company will be able to cost effectively develop these lands through both the Jackfish and Kirby facilities, that will lower costs to develop and improve timelines to first oil.
•In the Wembley Area, premium liquids rich Montney lands were acquired, which are essentially surrounded by the Company's development plans. The value in these lands will be further enhanced by leveraging the Company's plans in the area. The Company is targeting 8 wells this year on these lands, which is incorporated in the Company’s 2022 capital budget.

Canadian Natural Resources Limited	3	Three months ended March 31, 2022

▪The Company's 2022 capital budget remains on track with targeted base capital(3) of approximately $3.6 billion that delivers targeted production of approximately 1,270,000 BOE/d to 1,320,000 BOE/d, resulting in disciplined year over year near-term growth of approximately 60,000 BOE/d derived primarily from conventional E&P operations.
▪Budgeted strategic growth capital(3) in 2022 of approximately $0.7 billion is allocated to our long life low decline assets, which targets to add incremental annual production growth starting in 2023 and beyond of approximately 63,000 bbl/d by 2025.

(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
(2)Calculated as production expense divided by respective sales volumes. Natural gas and natural gas liquids production volumes approximate sales volumes.
(3)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022 for more details on net capital expenditures.

Canadian Natural Resources Limited	4	Three months ended March 31, 2022

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and Synthetic Crude Oil ("SCO") (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 79% of total liquids production in Q1/22, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of long life low decline production comes from Canadian Natural's top tier thermal in situ oil sands operations and the Company's Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity (1)	Three Months Ended Mar 31

	2022		2021
(number of wells)	Gross	Net	Gross	Net
Crude oil	57	56	46	44
Natural gas	39	23	27	22
Total	96	79	73	66
Success rate (excluding stratigraphic test / service wells)		100%		100%
(1)In addition, in Q1/22, on a net basis, the Company drilled 351 stratigraphic wells and 3 service wells in Oil Sands Mining and Upgrading, as well as 18 stratigraphic and 21 service wells in the Company's thermal oil projects.
▪The Company's total crude oil and natural gas drilling program of 79 net wells for the three months ended March 31, 2022, represents an increase of 13 net wells from the three months ended March 31, 2021.
North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended
	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs production (bbl/d)	222,537	215,628	211,206
Net wells targeting crude oil	44	20	39
Net successful wells drilled	44	20	39
Success rate	100%	100%	100%
▪North America E&P liquids, excluding thermal in situ, production averaged 222,537 bbl/d in Q1/22, an increase of 5% over Q1/21 levels. The increase over Q1/21 levels primarily reflects strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
•Primary heavy crude oil production averaged 63,068 bbl/d in Q1/22, comparable with Q1/21 levels as a result of strong drilling results that completely offset natural field declines.
◦Operating costs in the Company's primary heavy crude oil operations averaged $22.00/bbl (US$17.38/bbl) in Q1/22, an increase of 16% compared to Q1/21 levels, primarily due to higher energy related costs.

Canadian Natural Resources Limited	5	Three months ended March 31, 2022

◦At the Company's Clearwater play at Smith, 7 net horizontal multilateral wells were completed on time in the quarter with early production rates totaling approximately 2,100 bbl/d, resulting in a strong capital efficiency(1) of approximately $7,600/bbl/d as budgeted.
◦The 2022 capital budget remains on track with targeted drilling of approximately 11 wells per quarter through a level loaded schedule that drives cost efficiencies.
•Pelican Lake production averaged 51,991 bbl/d in Q1/22, a decrease of 6% from Q1/21 levels. The modest production decrease reflects the low decline nature of this long life asset and the continued success of the Company's world class polymer flood.
◦Effective and efficient operations and the Company's continued focus on cost control drove strong operating costs at Pelican Lake that averaged $7.48/bbl (US$5.91/bbl) in Q1/22, comparable with Q1/21 levels of $7.38/bbl.
•North America light crude oil and NGL production averaged 107,478 bbl/d in Q1/22, an increase of 16% over Q1/21 levels. The increase over Q1/21 primarily reflects strong drilling results and production volumes from acquisitions, partially offset by natural field declines.
◦Operating costs in the Company's North America light crude oil and NGL areas averaged $15.24/bbl (US$12.04/bbl) in Q1/22, a decrease of 5% from Q1/21 levels, primarily as a result of increased production volumes and the Company's continued focus on cost control.
◦At Gold Creek, a 2 net well light crude oil pad is on stream in Q1/22 with strong production totaling approximately 1,750 bbl/d of liquids and 5 MMcf/d of natural gas. Production is exceeding budgeted liquids by approximately 750 bbl/d and is on budget for natural gas.
(1)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.

Thermal In Situ Oil Sands
	Three Months Ended

	Mar 31 2022	Dec 31 2021	Mar 31 2021
Bitumen production (bbl/d)	261,743	263,110	267,530
Net wells targeting bitumen	12	1	3
Net successful wells drilled	12	1	3
Success rate	100%	100%	100%
▪The Company's thermal in situ assets achieved average production of 261,743 bbl/d in Q1/22, a decrease of 2% from Q1/21 levels. Our long life low decline Thermal in situ operations continue to be strong as Q1/22 production was above our 2021 average annual production of approximately 259,300 bbl/d.
•Thermal in situ operating costs averaged $14.35/bbl (US$11.34/bbl) in Q1/22, an increase of 26% over Q1/21 levels. The increase in operating costs was primarily due to higher energy costs.
▪Drilling within our Thermal in situ assets has commenced in Q1/22 and is currently on track as budgeted.
•At Kirby, drilling has commenced on the first of three Steam Assisted Gravity Drainage ("SAGD") pads to be drilled. This pad at Kirby South is targeted to come on stream in mid-2023 at a targeted average SAGD capital efficiency of approximately $8,000/bbl/d.
•At Primrose, drilling has commenced on the first of two Cyclic Steam Stimulation ("CSS") pads targeted to be drilled. This pad is targeted to come on stream in mid-2023 at a targeted average capital efficiency of approximately $10,000/bbl/d.
•Solvent enhanced oil recovery technology is being piloted by the Company with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce greenhouse gas ("GHG") intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.

Canadian Natural Resources Limited	6	Three months ended March 31, 2022

◦Canadian Natural's second pilot in the steam flood area of Primrose progressed in Q1/22 with early positive results, including SOR reductions of approximately 50%. The pilot consists of 9 net wells, 5 producers and 4 injectors and is targeted to operate for two years with targeted SOR and GHG intensity reductions of 40% to 45% and solvent recoveries of greater than 70%.
◦Canadian Natural is progressing with engineering and design of a commercial scale solvent SAGD pad development at Kirby North and targets to commence solvent injection in early 2024.

North America Natural Gas
	Three Months Ended

	Mar 31 2022	Dec 31 2021	Mar 31 2021
Natural gas production (MMcf/d)	1,988	1,841	1,585
Net wells targeting natural gas	23	9	22
Net successful wells drilled	23	9	22
Success rate	100%	100%	100%
▪North America natural gas achieved record quarterly production in Q1/22, averaging approximately 1,988 MMcf/d, an increase of more than 400 MMcf/d or 25% over Q1/21 levels. The increase primarily reflects strong drilling results and acquired production volumes, partially offset by natural field declines.
•North America natural gas operating costs averaged $1.28/Mcf in Q1/22, an increase of 3% over Q1/21 levels, primarily reflecting higher energy related costs.
▪Within the Company's liquids-rich Montney areas, we continue to utilize our low cost, high value drill-to-fill strategy that maximizes liquids rich natural gas production volumes.
•At Septimus, strong performance continued as targeted, with average natural gas production of approximately 160 MMcf/d in Q1/22 and low operating costs averaging $0.31/Mcfe.
•In North East British Columbia, 7.5 net wells (10 gross) recently drilled are on stream with strong production levels totaling approximately 59 MMcf/d of natural gas and 4,200 bbl/d of liquids. Production has exceeded budgeted levels resulting in top tier capital efficiency of approximately $3,100/BOE/d.
▪Within our liquids rich Deep Basin core area, 6 net wells came on stream at strong production levels totaling approximately 78 MMcf/d of natural gas and 2,700 bbl/d of liquids. Production has exceeded budgeted levels resulting in a top tier capital efficiency of $2,800/BOE/d.
International Exploration and Production

	Three Months Ended

	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil production (bbl/d)	31,703	32,281	31,813
Natural gas production (MMcf/d)	18	16	13
Net wells targeting crude oil	—	1.0	2.0
Net successful wells drilled	—	1.0	2.0
Success rate	—%	100%	100%
▪International E&P crude oil production volumes averaged 31,703 bbl/d in Q1/22, comparable with Q1/21 levels.

Canadian Natural Resources Limited	7	Three months ended March 31, 2022

North America Oil Sands Mining and Upgrading

	Three Months Ended

	Mar 31 2022	Dec 31 2021	Mar 31 2021
Synthetic crude oil production (bbl/d) (1)(2)	429,826	493,406	468,803
(1)SCO production before royalties and excludes SCO consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪The Company's world class Oil Sands Mining and Upgrading assets continue to deliver safe and reliable production which has resulted in Horizon reaching payout in April 2022. Quarterly production averaged 429,826 bbl/d of SCO in Q1/22, a decrease of 8% from Q1/21 levels, primarily due to facility restrictions at the non-operated Scotford Upgrader which led to decreased mined production at the Athabasca Oil Sands Project ("AOSP") of approximately 31,000 bbl/d in the quarter, together with decreased production of approximately 15,000 bbl/d due to the commencement of the planned turnaround at Scotford.
•Operating costs remain top tier, averaging $24.60/bbl (US$19.43/bbl) of SCO in Q1/22, an increase of 24% over Q1/21 levels, primarily as a result of lower production volumes at Scotford, together with higher energy costs, turnaround and maintenance related costs.
•As previously announced, the Company's targeted turnaround schedule for its Oil Sands Mining and Upgrading operations in 2022 includes:
◦The planned turnaround at the non-operated Scotford Upgrader began on March 15, 2022 and is currently trending 5 to 10 days longer than the original target of 65 days.
◦The planned turnaround at Horizon is targeted to begin on May 17, 2022 and is targeting a full plant outage of approximately 32 days with an impact of approximately 23,000 bbl/d to 2022 annual production.
•At Horizon, the reliability enhancement project is progressing as planned, with tie-in activities targeted during the turnaround in May 2022 as part of the ongoing installation of an additional Vacuum Distillation Unit ("VDU") furnace.
◦This project is part of the 2022 budgeted strategic growth capital and is targeted to extend the major maintenance cycle from once per year to once every second year, increasing the capacity of zero decline, high value production by approximately 5,000 bbl/d of SCO in 2023, increasing to approximately 14,000 bbl/d of SCO in 2025.
•As a part of the 2022 capital budget, front end engineering for the In-Pit Extraction Plant ("IPEP") demonstration plant is progressing as planned and is targeted to be completed by the end of Q3/22.

Canadian Natural Resources Limited	8	Three months ended March 31, 2022

MARKETING

	Three Months Ended

	Mar 31 2022	Dec 31 2021	Mar 31 2021
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$94.38	$77.17	$57.80
WCS heavy differential as a percentage of WTI (%) (2)	15%	19%	21%
SCO price (US$/bbl)	$93.05	$75.39	$54.30
Condensate benchmark price (US$/bbl)	$96.16	$79.10	$57.99
Average realized pricing before risk management (C$/bbl) (3)(4)	$93.54	$72.81	$52.68
Natural gas pricing
AECO benchmark price (C$/GJ)	$4.35	$4.67	$2.77
Average realized pricing before risk management (C$/Mcf)	$5.26	$5.35	$3.42
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excluding risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
▪Crude oil prices continued to improve in Q1/22 with WTI averaging US$94.38/bbl, an increase of 22% from Q4/21 levels. The increase in WTI pricing in Q1/22 from prior periods primarily reflects the impact of the Russia's invasion of Ukraine and the OPEC+ decision to adhere to previously agreed upon production cut agreements. Additionally, global demand for crude oil continued to increase due to improved economic conditions as a result of the lessening of earlier COVID-19 restrictions.
▪Natural gas prices continued to be strong with AECO averaging $4.35/GJ in Q1/22. Strong natural gas prices primarily reflect the global impact of the Russian invasion of Ukraine, increased North American demand, and increased US Liquefied Natural Gas exports.
▪Market egress improved in 2021 as Enbridge's Line 3 pipeline replacement began operations on October 1, 2021, increasing incremental transportation by approximately 370,000 bbl/d.
▪Increased market egress from western Canada has resulted in a more balanced market for heavy crude oil leading to less pricing volatility and stronger WCS pricing.
•The WCS heavy oil differential as a percentage of WTI averaged 15% in Q1/22, stronger than the historical range reflecting the positive impact of improved western Canadian egress on heavy oil pricing.
▪Strong performance at the North West Redwater ("NWR") Refinery continues to increase local demand for heavy crude oil, with production of ultra-low sulphur diesel and other refined products averaging 71,975 BOE/d (17,994 BOE/d to the Company) in Q1/22.
▪As per the public update provided by Trans Mountain Corporation on February 18, 2022, construction of the 590,000 bbl/d Trans Mountain Pipeline Expansion, on which Canadian Natural has committed 94,000 bbl/d, now targets mechanical completion in Q4/23.

Canadian Natural Resources Limited	9	Three months ended March 31, 2022

FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and related flexible capital expenditure program, all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Effective and efficient operations combined with our high quality, long life low decline asset base generated substantial quarterly free cash flow of approximately $3.4 billion after dividend payments of approximately $0.7 billion and net capital expenditures of approximately $0.8 billion (excluding net acquisitions and strategic growth capital as per the Company's free cash flow allocation policy).
▪Direct returns to shareholders in Q1/22 were strong, totaling approximately $1.8 billion, comprised of approximately $0.7 billion of dividends and approximately $1.1 billion of share repurchases.
•Canadian Natural increased its sustainable and growing quarterly dividend in March 2022 by 28% to $0.75 per share, up from $0.5875 per share, marking 2022 as the 22nd consecutive year of dividend increases.
•The Company repurchased a total of approximately 15.8 million common shares for cancellation at a weighted average price of $68.78 per share in Q1/22 for a total of approximately $1.1 billion.
•In March 2022, the Board of Directors approved the renewal and increase of our NCIB so that Canadian Natural can repurchase for cancellation up to 10% of the public float during the 12 month period commencing March 11, 2022 and ending March 10, 2023.
▪Year-to-date up to and including May 4, 2022, the Company has returned approximately $3.1 billion to shareholders through approximately $1.6 billion in dividends and $1.5 billion from the repurchase and cancellation of 21.5 million common shares.
•Subsequent to quarter end, the Company declared a quarterly dividend of $0.75 per share, payable on July 5, 2022.
▪During Q1/22, the Company executed on a number of strategic initiatives to further strengthen our financial flexibility.
•Repaid $1.0 billion of 3.31% medium-term notes.
•Repaid $0.5 billion of the $1.15 billion non-revolving term credit facility, reducing the outstanding balance to $0.65 billion.
•Amended the $1.0 billion non-revolving term credit facility to a $0.5 billion non-revolving facility and a $0.5 billion revolving facility; both maturing February 2023.
•Strengthened the balance sheet by reducing Q1/22 ending net debt to $13.8 billion.
•Undrawn revolving bank credit facilities totaling approximately $5.6 billion were available at March 31, 2022. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.1 billion. At March 31, 2022, the Company had $0.3 billion drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪Subsequent to quarter end on April 21, 2022, Moody's upgraded Canadian Natural's senior unsecured investment grade credit ratings to Baa1 from Baa2, with a stable rating outlook.
▪Effective July 1, 2021, Canadian Natural enhanced its free cash flow allocation policy that states when net debt levels are below $15 billion, the Company will target to allocate 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet. To the extent net debt is below $15 billion, such amount will be made available for strategic growth / acquisition opportunities.
▪In addition, the Company's Board of Directors has decided to further enhance the Company's free cash flow allocation policy by stating that when the Company's net debt reaches $8 billion, which the Board sees as a base level of corporate debt, the Company will allocate additional free cash flow as incremental returns to shareholders.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver responsibly produced energy that the world needs through leading ESG performance. Canadian Natural's culture of continuous improvement provides a significant advantage and results in ongoing enhancements to the Company's environmental performance.

Canadian Natural Resources Limited	10	Three months ended March 31, 2022

Government Support for Carbon Capture, Utilization and Storage ("CCUS")
The Government of Canada’s 2022 budget was released on April 7, 2022, which included an investment tax credit for CCUS projects for industries across Canada. This announcement is a positive step forward in the Company and industry’s efforts to work collaboratively with governments to support Canada in achieving its climate and economic growth objectives. Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities for industry to advance investments in CCUS projects. Implementation details of the investment tax credit are important and the Company looks forward to understanding how it can be applied to Canadian Natural’s projects.
Sustainability Reporting
Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on our ongoing commitment to environmental performance, social responsibility and continuous improvement. This report provides a performance overview across the full range of Canadian Natural’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa.
The Company aligns its reporting with recommendations from the Task Force on Climate-related Financial Disclosures and the reporting framework from the Sustainability Accounting Standards Board. Canadian Natural targets to publish its 2021 Stewardship Report to Stakeholders in Q3/22. Canadian Natural’s 2021 report will include third-party independent “reasonable assurance” on its scope 1 and 2 emissions (including methane emissions) and “limited assurance” on its scope 3 emissions.
Additionally, Canadian Natural will continue to outline its pathway to lower carbon emissions and its journey to achieve its goal of net zero GHG emissions in the oil sands. The report will display how Canadian Natural leverages technology and innovation to reduce its environmental footprint while ensuring safe, reliable, effective and efficient operations.
Oil Sands Pathway to Net Zero Initiative
In 2021, Canadian Natural together with oil sands industry participants formed the Oil Sands Pathways to Net Zero initiative ("Pathways"). Canadian Natural and these companies operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance, working collectively with the federal and Alberta governments, is to achieve net zero GHG emissions from oil sands operations by 2050 to help Canada meet its climate goals, including its Paris Agreement commitments and 2050 net zero aspirations.
▪The Pathways vision is anchored by a major CCUS trunkline connected to a carbon sequestration hub to enable multi-sector ‘tie-in’ projects for expanded emissions reductions. The proposed CCUS system will involve significant collaboration between industry and government, which is similar to the Longship/Northern Lights project in Norway as well as other CCUS projects in the Netherlands, UK and USA.
▪The companies involved look forward to continuing to work with governments and to engage with Indigenous and local communities in northern Alberta, to make this ambitious, major emissions-reduction vision a reality so those communities can continue to benefit from Canadian resource development.
▪As part of securing carbon sequestration tenure for the Pathways foundational project, a project proposal was submitted by the Pathways alliance to the Government of Alberta for a proposed carbon storage hub located in the Cold Lake region.
▪Through the Company’s participation in the Pathways initiative with our industry partners and collaboration with the federal and Alberta governments, Canadian Natural is further refining its goal by targeting to achieve net zero emissions in its oil sands operations by 2050.
ENVIRONMENTAL TARGETS
▪As previously announced, Canadian Natural has committed to environmental targets as follows:
•50% reduction in North America E&P, including thermal in situ, methane emissions by 2030, from a 2016 baseline.
•40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
•40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.

Canadian Natural Resources Limited	11	Three months ended March 31, 2022

ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Company's Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Oil Sands Pathways to Net Zero ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+")) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the

Canadian Natural Resources Limited	12	Three months ended March 31, 2022

Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including any production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three months ended March 31, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three months ended March 31, 2022 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three months ended March 31, 2022 in relation to the first quarter of 2021 and the fourth quarter of 2021. The accompanying tables form an integral part of the Company's MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.

Canadian Natural Resources Limited	13	Three months ended March 31, 2022

Special Note Regarding non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended
($ millions)	Mar 31 2022	Dec 31 2021	Mar 31 2021
Adjusted funds flow (1)	$4,975	$4,338	$2,712
Less: Base capital expenditures (2)	844	837	808
Dividends on common shares	689	552	503
Free cash flow	$3,442	$2,949	$1,401
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended March 31, 2022, dated May 4, 2022 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital investment required to add new or incremental production divided by the 12 month average rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d, $/Mcf/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Break-even WTI Price
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.

Canadian Natural Resources Limited	14	Three months ended March 31, 2022

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2022 First Quarter Earnings Results on Thursday, May 5, 2022 before market open.
A conference call will be held at 8:00 a.m. Mountain Time, 10:00 a.m. Eastern Time on Thursday, May 5, 2022.
The conference call will also be webcast with presentation slides and can be accessed on the home page our website at www.cnrl.com.
The North American conference call number is 833-670-0711 and the international conference call number is 001-236-714-2926. You will also be required to enter the following Passcode 4163869 for the call. When prompted, please record your name and company name.
An archive of the broadcast will be available until 6:00 p.m. Mountain Time, Thursday, May 19, 2022. To access the rebroadcast in North America, dial 1-800-585-8367. Outside of North America, dial 001-416-621-4642. The conference archive ID number is 4163869.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	15	Three months ended March 31, 2022